GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 6304 Telex: MA 30022.

RECEIVED 2008 AUG 20 A 9:14

14 August 2008

[redacted]

08004452

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

SUPPL

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the incorporation of a new wholly-owned subsidiary by the Company for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

PROCESSED
AUG 22 2008
THOMSON REUTERS

Encls...
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8/20

BURSA MALAYSIA

Exemption No. 82-4962

General Announcement

Initiated by GENTING - COMMON on 14/08/2008 03:28:15 PM
Ownership transfer to GENTING on 14/08/2008 03:29:20 PM
Submitted by GENTING on 14/08/2008 05:10:40 PM
Reference No G-C-080814-909D5
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company

New Announcement

Submitting Investment Bank/Advisor (If applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	

Type *	**Announcement**
Subject *:	INCORPORATION OF A NEW WHOLLY OWNED SUBSIDIARY BY GENTING BERHAD

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to inform that Genting Berhad ("the Company") has incorporated Vista Knowledge Pte Ltd as its new wholly-owned subsidiary in Singapore. The aforesaid new subsidiary was incorporated on 11 August 2008 with an issued and paid-up capital of S$1/- for investment purpose.

None of the Directors and/or major shareholders of the Company and/or persons connected with them has any interest, direct or indirect in the aforesaid incorporation.

The aforesaid new subsidiary is not expected to have any effect on the group's profit for 2008.

GENTING BERHAD

LOH BEE HONG
Company Secretary

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- **(please attach the attachments here)**
- No Attachement Found -

END